CBS CORPORATION
CBS OPERATIONS INC.

FINAL TERM SHEET

Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-62052, 333-62052-01 and 333-52728

Final Term Sheet

March 20, 2007

ISSUER:	CBS Corporation
GUARANTOR:	CBS Operations Inc.
TITLE OF SECURITIES:	6.750% Senior Notes due 2056
TRADE DATE:	March 20, 2007
SETTLEMENT DATE (T+5):	March 27, 2007
MATURITY DATE:	March 27, 2056
AGGREGATE PRINCIPAL AMOUNT OFFERED:	$700 million (28.0 million number of Senior Notes)
OVER-ALLOTMENT OPTION:

Notwithstanding anything to the contrary set out in the preliminary Prospectus Supplement dated March 19, 2007, we have not granted the underwriters any over-allotment option in connection with this transaction

INTEREST RATE:	6.750% per annum, paid quarterly on a 30/360 basis
INTEREST PAYMENT DATES:	Quarterly on each March 27, June 27, September 27 and December 27, beginning on June 27, 2007
RECORD DATES:	March 12, June 12, September 12 and December 12 of each year until maturity
DENOMINATIONS:	Minimum of $25 and integral multiples of $25
OPTIONAL REDEMPTION:

We may redeem the Senior Notes, in whole or in part, at any time and from time to time on or after March 27, 2012 at a redemption price equal to 100% of the principal amount redeemed plus accrued and unpaid interest to the redemption date.  Additionally, we may redeem all, but not less than all, of the Senior Notes in the event of certain developments affecting taxation.

CUSIP:	124857 400
LISTING:	We intend to apply to list the Senior Notes on the New York Stock Exchange, on which CBS Corporation expects trading to begin within 30 days after the date of original issuance
RATINGS:	Moody’s Investors Service: Baa3 (stable) Standard & Poor’s Ratings Services: BBB (stable) Fitch Ratings: BBB (stable)
PRICE TO PUBLIC (ISSUE PRICE):	100.00%[1]
GROSS SPREAD:	3.15% per Senior Note will be paid by us, provided, however, that for sales to certain institutions, an underwriting discount of 2.00% per Senior Note will be paid by us
NET PROCEEDS:	$678,020,150
JOINT BOOK-RUNNING MANAGERS:	Citigroup Global Markets Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated
SENIOR CO-MANAGERS:	Morgan Stanley & Co. Incorporated UBS Securities LLC Wachovia Capital Markets, LLC
JUNIOR CO-MANAGERS:	Banc of America Securities LLC A.G. Edwards & Sons, Inc. RBC Dain Rauscher Inc.
REFERENCE DOCUMENT:	Prospectus Supplement dated March 20, 2007 Prospectus dated March 19, 2007

1  Plus accrued interest, if any, from March 27, 2007 if settlement occurs after that date.

THE ISSUER HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) WITH THE SEC FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES.  BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT AND OTHER DOCUMENTS THE ISSUER HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE ISSUER AND THIS OFFERING.  YOU MAY GET THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEB SITE AT WWW.SEC.GOV.  ALTERNATIVELY, THE ISSUER, ANY UNDERWRITER OR ANY DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND YOU THE PROSPECTUS IF YOU REQUEST IT BY CALLING TOLL FREE TO CITIGROUP GLOBAL MARKETS INC. AT 1-877-858-5407, OR MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED AT 1-866-500-5408.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED.  SUCH DISCLAIMERS OR NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.